Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of December 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: December 05, 2006

List of materials

Documents attached hereto:


i) Press release announcing Sony sells a portion of its shares in StylingLife Holdings



                                                        Sony Corporation
                                                        6-7-35 Kitashinagawa
                                                        Shinagawa-ku
                                                        Tokyo, 141-0001

                                                        Dec 5, 2006
                                                        No.06-114E


           Sony sells a portion of its shares in StylingLife Holdings


Tokyo, Japan- As previously announced, Sony Corporation established StylingLife Holdings ("SLH"), a holding company for Sony's group of retail businesses (comprised of PLAZASTYLE CORPORATION, LightUp Shopping Club Inc., B&C Laboratories Inc., CP Cosmetics Inc., Maxim's de Paris Corporation, and Lifeneo Inc.), with the intention of enabling the independent management of these retail businesses by their own management and employees. In June 2006, 51% of SLH's stock was sold to a 100% subsidiary of Nikko Principal Investments Japan Ltd.

As outlined below, Sony has sold an additional portion of its stock held in SLH.

We expect that the three companies mentioned below that have become shareholders of SLH will be strong business partners for driving the growth of these retail businesses going forward.

At the time of the announcement in February 2006 of the basic agreement with Nikko Principal Investments Japan Ltd. to sell 51% of SLH's stock, Sony also announced that "in order to support the independence of this retail business group Sony plans to gradually reduce its stake in the holding company." Carrying out today's sale of stock is consistent with this aim.

1. Details of the Stock Sale

  (1) Purchasers and number of shares sold:
      Mitsui & Co., Ltd.   22,500 Shares (15% of total outstanding stock in SLH)
      Tokyu Corporation    12,000 Shares (8% of total outstanding stock in SLH)
      SENSHUKAI Co., Ltd    4,500 Shares (3% of total outstanding stock in SLH)

  (2) Number of shares retained by Sony after the sale:
                           34,500 Shares (23% of total outstanding stock in SLH)

2. Impact on Sony's Financial Results

Although Sony is currently conducting a detailed analysis of the effect of this sale of stock on Sony's Consolidated Income before Income Taxes, Sony anticipates a gain on change in interest of approximately 9 billion yen. This impact is not reflected in Sony's consolidated forecast for the fiscal year ending March 31, 2007 announced on October 19, 2006.